Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On July 10, 2018, Rite Aid Corporation (the “Company”) distributed the following letter to certain of its supplier partners concerning the merits of the proposed merger with Albertsons Companies, Inc.:

July 10, 2018

Dear Rite Aid Supplier Partners,

This morning, we announced that Rite Aid has issued a letter to shareholders detailing the merits of the proposed merger with Albertsons and highlighting the company’s recommendation that shareholders vote FOR the transaction.*

The full letter, which is included in the press release below, also explains how every vote is important, as a failure to vote will have the same effect as a vote against the merger proposal.

Shareholders of record as of June 22, 2018, are eligible to vote on the proposed merger with Albertsons Companies, Inc. For additional information about the proposed merger and how to vote your shares, please visit www.riteaid-albertsons.com.

As we continue pursuing this transformational opportunity, thanks for all you’re doing to help us deliver great experiences to our valued customers. We look forward to working together in strengthening Rite Aid as a trusted destination for health and wellness in the communities we serve.

Sincerely,

John Standley	Kermit Crawford
Chairman and CEO	President and COO

* Press release incorporated by reference

Press Release

For Further Information Contact:

INVESTORS:	MEDIA:
Byron Purcell	Ashley Flower
(717) 975-5809	(717) 975-5718

RITE AID SENDS LETTER TO SHAREHOLDERS

Urges Shareholders to Support Rite Aid’s Transformation for the Future by Voting FOR the Merger with Albertsons Companies

CAMP HILL, Pa. — (July 10, 2018) — Rite Aid Corporation (NYSE: RAD) today announced that it has issued a letter to shareholders in connection with its proposed merger with Albertsons Companies Inc. (“Albertsons”). The letter details the merits of the proposed merger with Albertsons and highlights the Company’s recommendation that shareholders vote FOR the transaction.

The full letter to shareholders is available at https://bit.ly/2J6apEY and the text is included below.

SUPPORT RITE AID’S TRANSFORMATION FOR THE FUTURE BY VOTING FOR THE MERGER WITH ALBERTSONS COMPANIES

Dear Fellow Rite Aid Shareholder:

Rite Aid will hold a Special Meeting of Stockholders on August 9, 2018 to vote on the proposed merger with Albertsons Companies (“Albertsons”). We ask for your support by voting your shares FOR the merger to accelerate Rite Aid’s strategic and financial transformation and to realize the significant value we anticipate through ownership in a stronger, better-positioned company.

As the retail healthcare landscape continues to evolve, we have taken critical steps to improve Rite Aid’s competitive position through our innovative Wellness store format, enhanced customer loyalty program and expanded health and wellness offerings. We have also had robust discussions over the past several years, including with an extensive list of third parties, around a range of strategic options and considered Rite Aid’s strategic position as an independent enterprise. Our work has led us to conclude that the merger with Albertsons is the best way to achieve our key strategic priorities of growing front-end sales, serving as a trusted advisor to our pharmacy customers, building a winning value proposition for payors and providers, and delivering compelling long-term value to our shareholders.

Based on the growth and value creation opportunities presented by the proposed combination with Albertsons, we are confident that the merger represents the right combination, with the right partner, at the right time.

For additional information about the proposed merger and how to vote your shares, please visit www.riteaid-albertsons.com.

Enhancing Rite Aid’s Ability to Compete in Today’s Evolving Marketplace

As the ongoing consolidation across our industry continues, it’s clear that our business environment is changing faster than ever before. These changes further emphasize the importance of completing our proposed merger with Albertsons in order to accelerate the pace of our transformation. As a top-five food and drug retailer following the merger, Rite Aid will benefit from improved scale, a more diversified business and a stronger market position. Together, our unique pharmacy and grocery combination will allow us to better leverage important assets such as our EnvisionRxOptions integrated pharmacy benefit manager, RediClinic convenient care offering and Health Dialog population health management solution across a broader customer base to deliver a compelling value proposition for payors and providers and improved relationships with customers. In addition, our increased local market scale, greater density in key existing markets, including #1 or #2 positions in 66% of combined metropolitan markets, and enhanced omni-channel capabilities will enable us to meet our customers’ needs where, when and how they want to shop.

A graphical representation of the pro forma combined company’s local presence in attractive markets is available here: https://bit.ly/2J7Uk1x

Financial Transformation

In addition to accelerating our strategic transformation, the merger is expected to transform Rite Aid’s pro forma financial profile in terms of scale, growth, profitability and financial strength.

Greater Scale and Profitability	Reduced Leverage and Increased Cash Flow	Compelling Synergies	Attractive Growth Targets (3-year CAGR)
~4x expected increase in revenues from ~$22 billion to ~$83 billion(1)	Anticipated combined company leverage, including synergies, of 3.9x – lower than 4.8x(2) current standalone Rite Aid leverage	$375M identified run-rate cost synergies expected by February 2022(3)	3.5%-4.5% expected revenue growth

~6x expected increase in Adjusted EBITDA from ~$645 million to ~$3.7 billion with higher margins(1)	$1.9B FY18E combined free cash flow(4) from multiple revenue sources: Grocery (72%), Pharmacy (13%), Front End (8%) and PBM (8%)	$3.6B expected incremental revenue opportunities(3)	11%-15% expected Adjusted EBITDA growth

Your Vote Is Important

No matter how many shares you own, please sign and return the enclosed proxy card and vote FOR the proposal to approve this highly compelling combination with Albertsons. Your vote is important, as a failure to vote will have the same effect as a vote AGAINST the merger proposal. In order to pass, the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Rite Aid common stock.

Vote Online	Vote by Phone	Vote by Mail

1.              Look for the web address on your proxy card or voting instruction form

2.              Locate the Control Number on your proxy card or voting instruction form

3.              Access the web address of the voting site

4.              Enter your Control Number and follow the instructions to vote

1.              Locate the Control Number on your proxy card or voting instruction form

2.              Dial the phone number provided on the proxy card or voting instruction form

3.              Follow the instructions to enter your Control Number and your vote

1. Sign and date your proxy card or voting instruction form 2. Return your proxy card or voting instruction form in the postage-paid envelope provided

Please vote using your proxy card today, either online, by phone or by mail. For questions about how to vote your shares, please contact Morrow Sodali, our proxy solicitor at (800) 662-5200 or RAD.info@morrowsodali.com.

Thank you for your continued support and investment in Rite Aid.

Sincerely,

John Standley

Chairman and Chief Executive Officer, Rite Aid Corporation

Michael Regan

Lead Independent Director, Rite Aid Corporation

(1)         On April 12, 2018, Rite Aid provided guidance for its FY ending February 2019. For further information about this guidance, including a reconciliation of the Adjusted EBITDA range to the net income (loss) range, see the Appendix to this letter or Rite Aid’s Form 8-K dated April 12, 2018. On April 11, 2018, Albertsons provided a financial outlook for FY ending February 2019. For further information, including a reconciliation of Adjusted EBITDA to operating income, see the Appendix to this letter or Albertsons’ Form 8-K dated April 11, 2018. Adjusted EBITDA includes full expected run-rate cost synergies of $375 million.

(2)         Pro forma net debt as of June 2, 2018 excludes refinancing, transaction costs and $200mm potential cash consideration from cash election.

(3)         The company estimates there are associated one-time costs of $400mm related to achieving the cost synergies and $300mm for achieving the incremental revenue opportunities.

(4)         Defined as Adjusted EBITDA – Capex (excluding synergies). Expected amount based on fiscal year ending February 2019.

About Rite Aid Corporation

Rite Aid Corporation (NYSE: RAD) is one of the nation’s leading drugstore chains with fiscal 2018 annual revenues of $21.5 billion. The company also owns EnvisionRxOptions, a multi-faceted healthcare and pharmacy benefit management (PBM) company supporting a membership base of more than 22 million members; RediClinic, a convenient care clinic operator with locations in Delaware, New Jersey,  Pennsylvania, Texas and Washington; and Health Dialog, a leading provider of population health management solutions including analytics, a multi-channel coaching platform and shared decision-making tools. Information about Rite Aid, including corporate background and press releases, is available through the company’s website at www.riteaid.com.

Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “anticipate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as the remaining Ohio Department of Insurance regulatory approval not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve its guidance, its cost-cutting synergies, its incremental revenue opportunities or it may take longer or cost more than expected to achieve those synergies and opportunities; the risk that the market may not value the combined company at a similar multiple to earnings as that applied to the companies that Rite Aid and Albertsons believe should be comparable to the combined company, and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. All information regarding Rite Aid assumes completion of Rite Aid’s previously announced transaction with Walgreens Boots Alliance, Inc. There can be no assurance that the consummation of such transaction will be completed on a timely basis, if at all. For further information on such transaction, see Rite Aid’s Form 8-K filed with the SEC on March 28, 2018.

The pro forma financial information presented herein has not been prepared pursuant to Article 11 of Regulation S-X or reviewed by either company’s auditors. The pro forma financial information that is included in the definitive proxy statement/prospectus may be materially different from the pro forma information included herein, as such pro forma information does not include any potential synergies. The pro forma information included herein gives effect to certain synergies that Rite Aid and Albertsons do not expect to be realized in full until February 2022. Expected run-rate cost synergies and revenue opportunities have associated one-time costs of $400 million and $300 million, respectively.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger.  Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING

PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Measures

This communication includes certain non-GAAP measures, including EBITDA (Earnings before interest, tax, depreciation, and amortization), Adjusted EBITDA, free cash flow and net debt (collectively, the “Non-GAAP Measures”). These Non-GAAP Measures are performance measures that provide supplemental information that Albertsons and Rite Aid believe are useful to analysts and investors to evaluate ongoing results of operations, when considered alongside other GAAP measures such as net income, operating income and gross profit. These Non-GAAP Measures exclude the financial impact of items management does not consider in assessing the ongoing operating performance of Albertsons, Rite Aid or the combined company, and thereby facilitate review of its operating performance on a period-to-period basis. Other companies may have different capital structures or different lease terms, and comparability to the results of operations of Albertsons, Rite Aid or the combined company may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Albertsons and Rite Aid believe these Non-GAAP measures provide helpful information to analysts and investors to facilitate a comparison of their operating performance to that of other companies. A reconciliation of the Non-GAAP Measures to the most directly comparable GAAP financial measures are included at the end of this communication. Additional information regarding these Non-GAAP measures are available in previously disclosed SEC filings of Albertsons, Albertsons Companies, LLC and Rite Aid. The appearance of Non-GAAP Measures in this communication should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. Except as otherwise noted herein, a reconciliation of Non-GAAP Measures has not been provided because such reconciliation could not be produced without unreasonable effort.

Rite Aid — Reconciliation of Net Loss to Adjusted EBITDA (FY Ending February 2019 Guidance)(1)

	FYE February 2019 Guidance Range
($ in millions)	Low	High
Net loss	$(95)	$(40)
Adjustments:
Interest expense	210	210
Income tax benefit	(15)	(10)
Depreciation and amortization	380	380
LIFO charge	35	35
Loss on debt retirements	15	15
Store closings and impairment charges	40	40
Other	45	45
Adjusted EBITDA	$615	$675

Albertsons — Reconciliation of Net Income to Adjusted EBITDA (Q4 and Full Year Ending February 2018)(2)

($ in millions)	Q4 FYE February 2018	Full-Year FYE February 2018
Net income (loss)	$388	$46
Depreciation and amortization	436	1,898
Interest expense, net	196	875
Income tax benefit	(373)	(964)
EBITDA	$647	$1,855
Adjustments:
Gain on interest rate and commodity hedges, net	(1)	(6)
Acquisition and integration costs(3)	56	218
Loss (gain) on debt extinguishment	0	(5)
Equity-based compensation expense	21	46
Net (gain) loss on property dispositions, asset impairment and lease exit costs	(0)	67
Goodwill impairment	—	142
LIFO (benefit) expense	(21)	3
Facility closures and related transition costs(4)	1	12
Other(5)	8	65
Adjusted EBITDA	$712	$2,398

(1)  Source: Rite Aid’s Form 8-K dated April 12, 2018.

(2)  Source: Albertsons Form 8-K dated April 11, 2018.

(3)  Primarily includes costs related to acquisitions, integration of acquired businesses, expenses related to management fees in connection with acquisition and financing activities, adjustments to tax indemnification assets and liabilities and losses on acquired contingencies in connection with the Safeway acquisition.

(4)  Includes costs related to facility closures and the transition to our decentralized operating model.

(5)  Primarily includes lease adjustments related to deferred rents and deferred gains on leases. Also includes amortization of unfavorable leases on acquired Safeway surplus properties, estimated losses related to the security breach, changes in our equity method investment in Casa Ley, fair value adjustments to CVRs, foreign currency translation gains, costs related to our initial public offering and pension expense in excess of cash contributions.

Albertsons — Reconciliation of Operating Income to Adjusted EBITDA (FY Ending February 2019)

	FYE February 2019 Guidance Range
($ in millions)	Low	High
Operating income	$475	$550
Adjustments:
Depreciation and amortization	1,900	1,890
Acquisition and integration costs(6)	155	145
Equity-based compensation expense	45	40
Other adjustments(7)	105	95
Adjusted EBITDA	$2,860	$2,720

(6)  Primarily includes forecasted costs related to integration of acquired businesses, acquisitions and amortization of management fees paid.

(7)  Primarily includes forecasted LIFO expense and lease adjustments related to deferred rents and deferred gains on leases and estimated net costs incurred on acquired surplus properties.